Filed by EFTC Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Suntek Corporation
Commission File No. 333-72992

For Immediate Release

EFTC CORPORATION FILES PROXY STATEMENT
FOR COMBINATION WITH K*TEC

PHOENIX, Ariz. —November 8, 2001—EFTC Corporation (Nasdaq: EFTC), announced today that Suntek Corporation has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 relating to the proposed combination of EFTC and K*TEC Electronics Holding Corporation. The Suntek registration statement includes both a proxy statement for the Special Meeting of EFTC stockholders to be held to consider the proposed combination with K*TEC, as well as a prospectus for the shares of Suntek common stock to be issued to EFTC stockholders pursuant to such combination. The signing of the merger agreement between EFTC and K*TEC was previously announced on May 2, 2001.

The preliminary proxy statement of EFTC and the Suntek Registration Statement on Form S-4 contain detailed information about both EFTC and K*TEC, the terms of the merger agreement pursuant to which EFTC and K*TEC will combine to create Suntek, as well as financial statements for EFTC, K*TEC and Suntek, the newly organized corporation that will be the publicly held parent of EFTC and K*TEC following the combination. Because K*TEC is a privately held company, information about its financial results of operations have not been made publicly available previously.

In addition to certain EFTC third quarter financial information, the Registration Statement on Form S-4 filed today discloses that K*TEC is in the process of compiling its preliminary third quarter results and expects to report net sales of approximately $40.0 million for the third quarter of 2001, which would represent a $19.5 million, or approximately 33%, decrease from net sales of $59.5 million for the second quarter of 2001. In addition, as a result of continuing market softness, K*TEC estimates that net sales for the fourth quarter of 2001 may decline up to 25% sequentially from net sales for the third quarter of 2001. K*TEC is not able to provide guidance beyond the fourth quarter of 2001 due to the uncertainty in the markets served by many of their customers.

Thayer-BLUM Funding L.L.C., an affiliate of K*TEC’s sole stockholder, also holds approximately 78% of EFTC’s outstanding voting stock and has agreed to vote in favor of the combination. If the combination is consummated, the shareholders of EFTC would receive approximately 44 percent, and Thayer-BLUM, the sole holder of membership interests in K*TEC’s parent company, would receive approximately 56 percent, of the newly issued capital stock of Suntek. Consequently, Thayer-BLUM will receive and own approximately 90% of the common stock of Suntek following the combination.

EFTC Corporation is an electronics manufacturing services company providing high mix solutions for the aerospace, industrial controls and instrumentation, medical, semiconductor, networking and telecommunications industries. The Company’s services include assembling complex printed circuit boards, cables, electro-mechanical devices and finished products in a flexible manufacturing environment. Headquartered in Phoenix, Arizona, EFTC employs approximately 1,800 people at seven manufacturing sites nationwide.

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Additional Information and Where to Find It

This press release is neither an offer to sell nor a solicitation of an offer to purchase securities and is not a substitute for the Suntek Corporation Registration Statement on SEC Form S-4 filed in connection with the business combination. EFTC expects to mail a Proxy Statement/Prospectus to EFTC’s shareholders containing information about the business combination promptly after such Registration Statement is declared effective by the SEC. Investors and shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about the business combination, EFTC, K*TEC and Suntek, as well as the persons soliciting proxies relating to the business combination, their interest in the business combination, and related matters. Investors and shareholders are able to obtain copies of these documents free of charge through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Registration Statement and Proxy Statement/Prospectus may also be obtained from EFTC by directing a request to the respective EFTC contacts listed below.

In addition to the Proxy Statement/Prospectus contained in the Registration Statement, EFTC files annual, quarterly, and special reports; proxy statements; and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information filed by EFTC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. EFTC’s filings with the Commission are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Forward-Looking Statements

This release contains forward-looking statements that relate to future events or performance. These statements reflect EFTC’s current expectations, and EFTC does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond EFTC’s control, that could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, EFTC’s dependence upon the electronics industry; EFTC’s dependence upon a small number of customers; general economic conditions and specific conditions in the markets EFTC addresses, including the recent significant economic slowdown in the technology sector and the recent terrorist activities and resulting military and other action and their impact on the aerospace segment of the electronics industry; the ability of EFTC and K*TEC to successfully integrate their respective management, systems, and businesses; as well as other factors identified as “Risk Factors” or otherwise described in EFTC’s filings with the Commission from time to time and the “Risk Factors” section of the Registration Statement on Form S-4 filed by Suntek Corporation.